Mail Stop 4561   May 9, 2008

By U.S. Mail and facsimile to: (212) 225-3999

Mr. Timothy J. Mayopoulos, Esq.
Executive Vice President and General Counsel
Bank of America Corporation
Bank of America Corporate Center
100 N. Tryon Street
Charlotte, NC 28255

> **Re: Bank of America Corporation**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed May 1, 2008**
> **File Number 333-149204**

Dear Mr. Mayopoulos:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis

Off- and On-Balance Sheet Arrangements

Collateralized Debt Obligation Vehicles, page 37

1. We refer to your response to comment 9 of our letter dated April 11, 2008, and to our telephone conversation held on May 8, 2008. Please provide us with the following additional information so that we may more clearly understand your involvement with various CDO vehicles and your application of FIN 46(R) to such vehicles:

- Please provide us a list of CDO vehicles with which you are involved (both consolidated and unconsolidated) and describe your various forms of involvement (e.g. administrator, liquidity provider, other variable interest holder) with each.

- Please describe any structural differences between the CDO conduit you administer and the third party CDOs, and discuss the different classes and types of securities issued by each.

- Please explain your obligations and responsibilities as the CDO conduit administrator. For example, discuss when you are contractually permitted to remove certain assets from the CDO conduit, versus when you are required to do so. Please explain how any losses realized upon your purchase of assets from the conduit, either when contractually obligated or contractually permitted, are allocated to the CDO security holders.

- Tell us when you would have been contractually obligated to perform under the liquidity puts had you not voluntarily purchased the commercial paper issued by the CDOs. Additionally, please clarify whether your maximum obligation under the liquidity puts was reduced (for at least as long as you held the commercial paper outright) when you chose to purchase the commercial paper from the CDOs in advance of the liquidity puts being formally exercised.

- Please explain why the voluntary purchase of commercial paper in advance of the liquidity puts being formally exercised could have resulted in the consolidation of the CDOs as of December 31, 2007 had you concluded the voluntary purchase of commercial paper was a reconsideration event.

- Please explain how CDO security downgrades impact the operation of the CDO. For example, explain whether, and if so how, downgrades result in events of default that require the CDO to liquidate. Please also describe any other events of default, and how they impact the operation of the CDOs.

- For each type of CDO vehicle with which you are involved, please describe the types of transactions that could occur between you and the CDO vehicle in your role as administrator, liquidity provider or other variable interest holder and clarify when such transactions would be considered to be reconsideration events under paragraph 15 of FIN 46(R). Please explain your rationale for making these determinations.

- Please quantify the amount of commercial paper that you purchased from CDO vehicles during 2007 and subsequent periods and distinguish the amount of purchases that were made pursuant to liquidity agreements from those that were not. Explain whether you considered any of these purchases to be reconsideration events, and if not, your rationale for making this determination.

- Please describe each of the circumstances under which you purchased assets from CDO vehicles during 2007 and subsequent periods; the reasons for purchasing the assets; the amount of the purchase and loss (if any) that you recognized as a result of acquiring these assets; whether you considered the purchase of these assets to be reconsideration events and if so, whether reconsideration resulted in the consolidation of these vehicles.

Asset Acquisition Conduits, page 38

2. We refer to your response to comment 11 of our letter dated April 11, 2008, and to our telephone conversation held on May 8, 2008. Please provide us with a detailed description of how the asset acquisition conduits are structured, your involvement in the conduits, and how you evaluated these conduits under FIN 46(R). Specifically address the following:

- Identify the variables interests in the conduits, the holders of each of the variable interests, and the sources of variability in the conduits.

- To the extent that you determined that you are not a variable interest holder in the conduits, explain your exposure to losses as a result of your role as derivative counterparty to both the conduit and your customers.

- Clarify whether you provide any liquidity support to these conduits.

- Tell us whether the asset acquisition conduits have experienced difficulty in issuing commercial paper subsequent to year end. Additionally, please tell us whether you have ever purchased commercial paper issued by these conduits, and if so, whether you considered the purchase to be a reconsideration event under FIN 46(R).

Federal Income Tax Consequences of the Merger, page 70

3. Revise this section to clarify that the discussion is supported by, or represent the opinion of the counsel who filed opinions under Item 601(b)(8) of Regulation S-K. Please refrain from referring to the disclosure in this section as a "general summary" when it, in fact, reflects and is supported by the opinion of counsel.

Exhibit 8(a) and 8(b), Tax Opinions of Cleary Gottlieb and Wachtell Lipton

4. Both the opinion provided by Cleary Gottlieb and the opinion provided by Wachtell Lipton opine as to the accuracy of the disclosure under the heading Federal Income Tax Consequences of the Merger. However, Item 601(b)(8) requires an opinion regarding the material federal income tax consequences of a transaction, rather than the accuracy of disclosure. We also note that the merger agreement requires an opinion stating that the merger will qualify for reorganization treatment. Therefore, please revise both Exhibit 8.1 and 8.2 so that they express an opinion regarding the material consequence, either by adopting the discussion beginning on page 43 or by providing counsel's own analysis in the filed opinion.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Angela Connell at (202) 551-3426 or John P. Nolan, Accounting Branch Chief, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Kathryn McHale at (202) 551-3464or me at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor
Special Counsel

cc: Via Fax and U.S. Mail (212) 225-3999
Benet O'Reilly
John C. Murphy, Jr., Esq.
Paul J. Shim, Esq.
Cleary Gottlieb Steen & Hamilton LLP
2000 Pennsylvania Avenue, NW
Washington, DC 20006